GULF SOUTH SECURITIES, INC

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	83,034
Commissions receivable, related party		55,260
Prepaid expenses		15,703
TOTAL ASSETS	$	153,997
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	117,242
TOTAL LIABILITIES		117,242
Commitments and Contingent Liabilities		-
Common stock, par value $0.01, 1,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		264,000
Retained earnings (deficit)		(228,245)
Total Stockholders' Equity		36,755
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	153,997

The accompanying notes are an integral part of these audited financial statements.